U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549               SEC FILE NUMBER
                                                                         0-23779
                                   FORM 12b-25
                                                                    CUSIP NUMBER
                           NOTIFICATION OF LATE FILING               878411 10 7
                                  (Check One):

           [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Technical Environment Solutions, Inc.

Former Name if Applicable:          Not Applicable

Address of Principal Executive      C/O TES GmbH
Office (Street and Number):         25 Impler Strasse

City, State and Zip Code:           Munich, 81731 Germany

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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


PART III - NARRATIVE
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State below in reasonable  detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 1999 within the prescribed period because the information needed to complete the Quarterly Report on Form 10-QSB was not received in the United States in time for its U.S. accountant to complete the Quarterly Report. The Registrant is, therefore, unable to complete the preparation and filing of its Quarterly Report on Form 10-QSB for the period ended September 30, 1999, within the prescribed period.

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PART IV - OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     Henry F. Schlueter, Esq., (303) 292-3883.

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof? [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      TECHNICAL ENVORONMENT SOLUTIONS, INC.
                      -------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: NOVEMBER 12, 1999                 By: /s/ Gerd Behrens
-----------------------                 ----------------------------------------
                                        Gerd Behrens, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

James E. Scheifley & Associates, P.C.
Certified Public Accountants

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November 8, 1999



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:  Technical Environment and Software Solutions, Inc.

Dear Sir/Madam:

The Company is unable to timely file its quarterly report on Form 10-Q for the quarter ended September 30, 1999 because information received from the Company's German accountants was not received in the United States in time for the completion of consolidation of subsidiary company information and preparation of consolidated financial statements.


Sincerely,

James E. Scheifley & Associates, P.C.






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36 Bashore Ct., PO Box 23074                                Phone (970) 513-9308
Silverthorne, Colorado  80498                                FAX  (419) 821-5638
                                                            E-mail  jes@vail.net